Room 4561
      January 27, 2006


David R. Wells
Vice President, Finance
Powerhouse Technologies Group, Inc.
555 Twin Dolphin Drive
Suite 650
Redwood City, California 94065
(650) 232-2600

Re: 	Powerhouse Technologies Group, Inc.
      Form 10-KSB/A for the fiscal year ended March 31, 2005
      Filed on December 21, 2005
      Form 10-Q for the quarter ended September 30, 2005
      Filed on December 14, 2005
      File No. 333-5278-NY


Dear Mr. Wells:

      We have reviewed the above referenced filings and response letter dated December 22, 2005 and have the following comments. Please note that we have limited our review to the matters addressed in the comments below. We may ask you to provide us with supplemental information so we may better understand your disclosure.
Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


Form 10-KSB/A filed on December 21, 2005
Notes to the Consolidated Financial Statements

Note 3. Acquisition of First Person Software, Inc., page F-13

1. We note your response to our prior comment No. 2.   Your
disclosure in Note 3 indicate that the amount allocated the intangible asset is $2,327,502 plus an additional $196,135 due to the achievement of certain milestones, however, the total amount recorded in Note 4 for the intangible assets is $2,822,337. Explain why you allocated an additional $298,700 to the intangible asset.


Note 8. Stockholders` Equity, page F-19
2. Your disclosure indicates that upon the effectiveness of your registration statement on December 23, 2004, the Company reclassified the Senior A Preferred Stock and warrants to permanent equity. Tell us whether the registration rights agreement associated with the warrants contains any provisions that require the Company to maintain an effective registration statement or there are any timely filing requirements. If so, tell us why you believe that the warrants are properly classified. Your response should address how you considered the guidance in SFAS 133 and EITF 00-19. See Current Accounting and
Disclosure Issues in the Division of Corporation Finance Section
II(B).

3. We note that that certain warrants issued for services contain piggyback registration rights or registration obligations and liquidating damages. Indicate the number of warrants outstanding as of the September 30, 2005 that were issued in exchange for services.
Provide us with your analysis regarding the classification and accounting for warrants. See Current Accounting and Disclosure Issues in the Division of Corporation Finance Section II(B). That is, indicate whether these warrants have registration rights. Your response should address how you considered the guidance in EITF 00-19 to determine whether the warrant should be classified as a liability.
Also, refer to SFAS 133 DIG C-3.


Form 10-Q for the nine-months ending September 30, 2005

Software Technology Assets, Page 8

4. We note that you have been realizing a gross margin loss on the sale of software for this reporting period. Provide us with your evaluation of the capitalized software cost as outlined in paragraph
10 of SFAS 86. This evaluation should compare your expectations for the year ending 2005 with your historical results. Further, this evaluation should demonstrate and support assertions that the next four years of the estimated useful life of this asset will be different. In addition, your critical accounting policy disclosure should clearly indicate the type and nature of assumptions used to evaluate the recoverability the asset. It appears that the primary assumptions and estimates are expected cash flows (i.e., net realizable value). That is, you should disclose how you arrived at the estimates, how accurate the assumptions have been and whether the assumptions are reasonably likely to change in the future. See SEC
Release 33-8350 Section V.


Note 7 Equity Transactions, Page 11

5. We note that on December 23, 2005 and September 22, 2005, the Company completed a private placement with certain investors for common stock and warrants. We further note from the Registration Rights Agreements dated December 23, 2005 and September 22, 2005 that you are required to pay liquidated damages in the event that a Registration Statement filed does not become effective within 90 days after the execution date of these agreements and are required to keep the Registration Statement effective until certain conditions have been met. Tell us how you considered the classification and accounting for the Registration Rights Agreements. See Current Accounting and Disclosure Issues in the Division of Corporation Finance Section II(B). Your response should address how you considered the guidance in EITF 00-19 for classification of the warrants and EITF Topic D-98 for classification of the shares of common stock.


*	*	*	*	*

      As appropriate, please amend your filing and respond to these comments within ten business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. You may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter with any amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your responses to our comments.


	If you have any questions, please call Morgan Youngwood at
(202)
551-3479 or myself at (202) 551-3730.


							Sincerely,


							Stephen Krikorian
							Accounting Branch Chief


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David R. Wells
Powerhouse Technologies Group, Inc.
January 27, 2006
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